[Brookdale Senior Living Letterhead]

October 17, 2007

Via EDGAR & Overnight Courier

Ms. Kathleen Krebs
Special Counsel
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Mail Stop 3720
Washington, D.C. 20549

Re:         Brookdale Senior Living Inc.
Definitive Schedule 14A
Filed April 27, 2007

Dear Ms. Krebs:

On behalf of Brookdale Senior Living Inc. (the “Company”), and in response to the staff’s comments contained in Cheryl L. Grant’s letter dated August 21, 2007 (the “Comment Letter”), I submit this letter containing the Company’s responses to the Comment Letter.  The Company’s responses to the Comment Letter correspond to the numbered comments in the Comment Letter.

In accordance with the Comment Letter, the Company acknowledges that the Company is responsible for the adequacy and accuracy of the disclosure in the subject filing, and that staff comments or changes to such disclosure in response to staff comments do not foreclose the Securities and Exchange Commission (the “Commission”) from taking any action with respect to the filing.  The Company also acknowledges that it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Proposal Number One--Election of Directors, page 4

Director Independence, page 6

1.
You state that, in determining whether a director is independent according to New York Stock Exchange listing standards, the board considered “all relevant facts and circumstances.”  For each director and nominee for director that is identified as independent, please describe, by specific category or type, any transactions, relationships

Ms. Kathleen Krebs
Special Counsel
Securities and Exchange Commission
October 17, 2007

or arrangements not disclosed pursuant to Item 404(a) of Regulation S-K that were considered by the board under the New York Stock Exchange independence definitions in determining that the director is independent.  See Item 407(a)(3) of Regulation S-K.

RESPONSE:  There were no transactions, relationships or arrangements not disclosed pursuant to Item 404(a) of Regulation S-K that were considered by the Company’s Board of Directors in making the required independence determinations. None of the directors or nominees that were deemed independent had any relationship with the Company (other than as a director or stockholder of the Company).  In stating that the Board of Directors “considered all relevant facts and circumstances,” the Company did not intend to imply that other undisclosed transactions, relationships or arrangements existed.  The Company intends to revise this disclosure in future filings (as and when appropriate) to clarify that no undisclosed transactions, relationships or arrangements exist.

Compensation of Executive Officers, page 15

Compensation Discussion and Analysis, page 15

2.
You state on page 15 that the compensation committee has “access to survey results and other information prepared by various consulting firms.”  Please clarify whether the compensation committee used this information to benchmark any elements or levels of the named executive officers’ compensation.  If so, for purposes of Item 402(b)(2)(xiv) of Regulation S-K, identify the benchmarked companies.  Also discuss how the compensation committee used the benchmarking information to determine the levels and amounts of named executive officer compensation.

RESPONSE:  The Compensation Committee of the Company’s Board of Directors (the “Committee”) did not utilize the referenced information to benchmark any elements or levels of the named executive officers’ compensation. However, as disclosed on page 19, in determining the targeted amount of each Senior Executive Officer’s total compensation for 2007, the Committee reviewed a compensation report prepared by a national compensation consultant to determine the total compensation of executives in similar positions at comparable companies.  This information had been prepared in early 2005 for American Retirement Corporation (“ARC”), which was acquired by the Company in July 2006.  The information was utilized by the Committee for general reference purposes only and not as a means of actually benchmarking particular levels or elements of the Company’s Senior Executive Officer compensation to the levels or elements of compensation provided by other companies.

Instruction 3 to Item 402(b) of Regulation S-K provides that the “Compensation Discussion and Analysis should focus on the material principles underlying the registrant’s executive compensation policies and decisions and the most important factors relevant to analysis of those policies and decisions.” The Committee’s review of the

Ms. Kathleen Krebs
Special Counsel
Securities and Exchange Commission
October 17, 2007

referenced information was not a material factor in its decision establishing the targeted amount of each Senior Executive Officer’s total compensation and, in future filings, the Company intends to limit its disclosure to the most important factors relevant to analysis of the Company’s compensation policies and decisions.  The Company also intends to revise its disclosure in future filings to clarify whether information available to the Committee is utilized for purposes of benchmarking.

2006 Named Executive Officer Compensation, page 16

3.
Further describe why the compensation committee believes that the executive officers’ base salaries should be at the amounts that they currently are and also capped at the particular dollar amount chosen.  We note your disclosure on page 16.

RESPONSE:  The Company believes that the disclosure contained on pages 16 and 19 fully and accurately sets forth the Committee’s position with respect to the base salaries of the Company’s executive officers, and that such disclosure complies in all material respects with the requirements of Item 402(b) of Regulation S-K.  As noted in the Company’s filing, the Committee determined that it was appropriate to maintain a moderate salary for each position and to use dividends on unvested equity grants and an annual bonus opportunity (consisting of cash and equity components) to remain market competitive.  The Committee determined generally that executive officers’ base salaries should not exceed $200,000, and that compensation above that amount should be variable, performance-based compensation.  The Committee’s decision to limit base salaries to this amount was also based, in part, on the fact that each of the executive officers had previously received substantial grants of long-term incentive compensation (in the form of restricted stock).

4.
We note your statements on pages 15 and 16 regarding the committee’s consideration of individual performance in determining named executive officer compensation, particularly annual bonuses.  Please analyze how the committee’s consideration of an officer’s individual performance resulted in the amount of bonus, or any other compensation element, paid to the officer as compensation for the last fiscal year.  See Item 402(b)(2)(vii) of Regulation S-K.  Also provide more discussion as to why the officers have different performance measures for incentive compensation and different target bonus opportunities.

RESPONSE:  Although individual performance is an important factor in the Company’s general compensation philosophy (particularly with respect to the compensation of non-executive officer employees), the performance-based components of the compensation of the Company’s named executive officers in 2006 were based primarily on Company performance.  As noted in the Company’s filing, performance targets for the annual incentive bonuses payable to Messrs. Schulte, Ohlendorf, Rijos and Young and Ms. Paskin for 2006 were based on net cash flow.  As discussed more fully in the response to

Ms. Kathleen Krebs
Special Counsel
Securities and Exchange Commission
October 17, 2007

comment five below, these performance targets were entirely based on the Company’s net cash flow per share.  The target bonus opportunities for these individuals were included in their employment agreements, which were negotiated in connection with the Company’s formation in 2005.  However, during 2006, based upon Mr. Ohlendorf’s performance as Co-President, the Committee increased his target bonus opportunity from $300,000 (the amount specified in his employment agreement) to $400,000.

Performance targets for Mr. Sheriff’s 2006 annual incentive bonus were based on ARC’s EBITDA and the number of net move-ins at select ARC assisted living communities.  ARC was acquired by the Company in July 2006 and became a wholly-owned subsidiary of the Company at that time.  Mr. Sheriff’s employment agreement with the Company, which was negotiated in connection with the acquisition, provides that his 2006 target bonus opportunity would be calculated according to the 2006 bonus formula of ARC in effect prior to the Company’s acquisition of ARC, as appropriately adjusted by the parties to give effect to the impact of the acquisition.  Under ARC’s 2006 bonus plan, Mr. Sheriff was eligible for a target bonus of $540,000, based upon the achievement of the aforementioned performance goals.  In addition to the performance targets discussed above, the ARC bonus plan provided that a small portion of Mr. Sheriff’s overall bonus opportunity would be based on the achievement of certain Management by Objective (“MBO”) goals.  For Mr. Sheriff, these goals were not based on his individual performance; rather, the MBO portion of his bonus opportunity was based on the aggregate performance of those individuals at ARC who directly reported to Mr. Sheriff with respect to their individual MBO goals.

Although individual performance was not a factor in the annual incentive compensation earned by the foregoing executives in 2006, the performance targets applicable to Mr. Froning’s 2006 annual incentive bonus were based on the achievement of specified acquisition goals.  These goals were established prior to the time that Mr. Froning became an executive officer of the Company and were based on the fact that he serves as head of the Company’s acquisition group.  Mr. Froning’s target bonus opportunity was included in his letter agreement with the Company, which was negotiated in connection with his employment by the Company in 2005.

Although the Company believes that the disclosure contained in the filing with respect to the compensation of its named executive officers complies in all material respects with the requirements of Item 402(b) of Regulation S-K, in an effort to enhance the overall disclosure in the Company’s filings, the Company intends to expand this disclosure in future filings (as and when appropriate) to provide additional analysis regarding the effect of individual performance on named executive officer compensation and the reasons for any differences in performance measures and/or target bonus opportunities among the named executive officers.

Ms. Kathleen Krebs
Special Counsel
Securities and Exchange Commission
October 17, 2007

5.
Specify the performance measures the committee established for determining incentive compensation for each named executive officer, to the extent you have not already done so on page 17.  Also disclose the performance targets and threshold levels that must be reached for payment to each executive.  See Item 402(b)(2)(v) of Regulation S-K.  To the extent that you have not disclosed the targets or threshold levels because you believe such disclosure would result in competitive harm such that the information could be omitted under Instruction 4 to Item 402(b) of Regulation S-K, provide us in your response letter with a detailed analysis supporting your conclusion.  Then, in your filing, to the extent that you have a sufficient basis to keep the information confidential, explain how difficult it would be for the executive or how likely it would be for the company to achieve the undisclosed performance target or threshold levels for each executive position.  See Instruction 4 to Regulation S-K Item 402(b).  Note that general statements regarding the level of difficulty or ease associated with achieving performance measures are not sufficient.  In discussing how difficult it will be for an executive or how likely it will be for the company to achieve the target levels or other factors, provide as much detail as necessary without providing information that would result in competitive harm.

RESPONSE:  Performance targets for the annual incentive bonuses payable to Messrs. Schulte, Ohlendorf, Rijos and Young and Ms. Paskin for 2006 were based on the Company’s net cash flow per share during 2006.  Performance targets for Mr. Sheriff’s 2006 annual incentive bonus were based on ARC’s EBITDA and the number of net move-ins at select ARC assisted living communities during 2006.  Performance targets applicable to Mr. Froning’s 2006 annual incentive bonus were based on the achievement of specified acquisition goals.  As disclosed in footnote number 5 to the Grants of Plan Based Awards Table, the performance targets for Mr. Sheriff’s initial restricted stock grant were based on the Company’s net cash flow during the fourth quarter of 2007 and the fourth quarter of 2008.

The Company believes that disclosure of Mr. Froning’s actual performance goals and/or disclosure of the quantitative performance targets and threshold levels for any of the named executive officers would result in competitive harm to the Company, as such information constitutes confidential commercial and/or financial information.  As should be obvious, disclosure of the acquisition goals applicable to Mr. Froning’s 2006 incentive bonus could seriously injure the Company and jeopardize its prospects, as the Company’s competitors would be able to ascertain confidential elements of the Company’s business and acquisition strategy.  In addition, disclosure of this information could have a negative impact on the Company in negotiations with a prospective acquisition target if, for example, the target believed that the Company’s executives needed to complete additional transactions in order to meet the applicable performance goals.

Disclosure of quantitative performance targets and threshold levels would also result in competitive harm to the Company.  The targeted number of net move-ins in select ARC assisted living communities is confidential commercial information that, if made

Ms. Kathleen Krebs
Special Counsel
Securities and Exchange Commission
October 17, 2007

available to a competitor, could hinder the Company’s ability to successfully implement its business strategy.  In addition, the specific quantitative net cash flow and EBITDA metrics utilized in the bonus plans also constitute confidential commercial and financial information, as they are based on the Company’s internal business and financial plans.  Making such information available to the Company’s competitors, even after conclusion of the relevant performance period, would result in competitive harm to the Company, as competitors would likely be able to discern information about the Company’s financial goal-setting process (which the Company considers to be a trade secret).  In addition, disclosure of such metrics would result in public disclosure of the Company’s internal financial forecasts and objectives, which are intended to be confidential and proprietary.  By making such internal information available to competitors, the Company’s competitors may be able to discover confidential aspects of the Company’s business strategy, which would cause competitive harm to the Company.

Since the Company disclosed on page 18 of the filing the actual level of performance achieved with respect to the 2006 target bonus opportunities, the Company believes that it has satisfied the requirement contained in Instruction 4 to Item 402(b) of Regulation S-K to disclose how difficult achievement of the performance targets would be.  Nevertheless, in future filings, the Company intends to provide additional disclosure regarding the level of difficulty associated with the achievement of the performance targets (as it did on page 19 of the filing with respect to the performance targets applicable to the 2007 Senior Executive Officer bonus plan).

6.
We note your disclosure on page 18.  Describe the considerations or guidelines the committee follows in determining whether it should exercise its discretion to increase bonus awards, as it did for Messrs. Schulte, Ohlendorf and Rijos.  Address whether the considerations or guidelines differ among the officers and what the maximum adjustment may be.

RESPONSE:  To date, the Committee has not established any formal or informal guidelines for determining whether to exercise discretion to increase bonus awards, nor has it established a maximum amount for any such adjustments.  However, the Committee has specifically reserved the right to review one time, extraordinary events that have a significant effect (positive or negative) on the performance objectives applicable to the bonus plan, and, in its discretion, to take such events into account when calculating final award amounts.  By their very nature, any such adjustments are discretionary and would be made only in the event that the Committee determines that an adjustment is necessary or warranted.  The payment of a discretionary bonus and/or the amount of any such adjustment is dependent on the facts and circumstances that exist at the time bonus payouts are determined.

The Company believes that the disclosure of discretionary awards contained in the filing complies in all material respects with the requirements of Item 402(b) of Regulation S-K.

Ms. Kathleen Krebs
Special Counsel
Securities and Exchange Commission
October 17, 2007

However, in an effort to enhance the overall disclosure in the Company’s filings, the Company intends to expand its disclosure in future filings to note that the Committee has not established any guidelines regarding the use of discretion, nor has it established a maximum amount for any such adjustment.  In the event that discretion is exercised with respect to any award in the future (either to award compensation absent attainment of the relevant performance goal(s) or to reduce or increase the size of any award or payout), the Company intends to include additional disclosure (where material) setting forth the Committee’s rationale for the use of discretion in that particular instance.

7.
We note that the 2007 target bonus opportunity appears substantially greater than the 2006 target bonus opportunity for each named executive officer.  Please discuss the reasons for the increased opportunity.

RESPONSE:  As noted in the filing, the Committee adopted a new set of compensation principles and practices in March 2007.  The new principles were adopted as part of the Company’s efforts to integrate various acquisitions (primarily, the acquisition of ARC) and to rationalize its compensation structures across the Company’s three different operating groups.

As disclosed in the filing, for the named executive officers (other than Messrs. Froning and Sheriff), the 2006 target bonus opportunity was payable in a combination of fifty percent (50%) cash and fifty percent (50%) vested shares of common stock.  For Mr. Froning, the 2006 target bonus opportunity was to be payable two-thirds (2/3) in cash and one-third (1/3) in shares of restricted stock subject to time-based vesting.  Mr. Sheriff’s 2006 target bonus opportunity was payable in cash, based upon the 2006 bonus program of legacy ARC.  In addition, each of the named executive officers, other than Mr. Sheriff, had previously received substantial grants of long-term incentive compensation (primarily in the form of time-vesting restricted stock), as the Committee viewed long-term incentive compensation as an important part of each officer’s total annual compensation in 2006.  In 2006, Mr. Sheriff received a substantial grant of long-term incentive compensation (primarily in the form of performance-vesting restricted stock) in connection with the Company’s acquisition of ARC.

Under the newly-adopted principles applicable to the Company’s Senior Executive Officers for 2007, the Company now pursues the concept of “total compensation” that includes short and long term compensation, which takes the form of salary, bonuses (including cash and equity components) and dividends from unvested awards of stock.  The restructured annual bonus opportunity combines the previously-separate annual bonus and long-term incentive compensation elements into a single element of compensation.  Because those elements have been combined into a single element, it may appear that the Company has substantially increased the target bonus opportunity for its Senior Executive Officers.  It should also be noted that the equity component of the 2007 bonus opportunity for the Senior Executive Officers is heavily weighted to performance-

Ms. Kathleen Krebs
Special Counsel
Securities and Exchange Commission
October 17, 2007

based equity, whereas the previous year’s target bonus opportunity was generally payable in cash, vested shares of common stock, time-vesting restricted stock or a combination thereof (as described above).  As disclosed in the filing, in order for each Senior Executive Officer to fully earn his target bonus opportunity for 2007, the Company will be required to achieve its performance goals for multiple years.

The Company believes that the disclosure contained in the filing accurately and sufficiently describes the Committee’s rationale for restructuring the annual target bonus opportunity for the Senior Executive Officers.  Nevertheless, in future filings (when applicable), the Company intends to enhance its disclosure regarding the rationale for any significant changes in the target bonus opportunity for any of its named executive officers.

8.
We note your disclosure as to when the compensation committee establishes performance goals for the fiscal year.  To the extent you have available information regarding such goals and targets for the current fiscal year because you already have set the goals and targets, please include disclosure regarding them in your compensation discussion and analysis.  See Instruction 2 to Item 402(b) of Regulation S-K. Also refer to comment five above.

RESPONSE:  As disclosed on page 19 of the filing, the performance targets applicable to the Company’s 2007 bonus program for Senior Executive Officers are based on the Company’s Cash From Facility Operations (“CFFO”).  Those goals were established by the Committee in March 2007.  For the reasons discussed in the Company’s response to comment five above, which is incorporated herein by reference, the Company believes that disclosure of the specific quantitative performance targets would result in competitive harm to the Company (particularly since the performance period has not yet ended).  If a competitor had access to the Company’s specific quantitative performance targets, and if, for example, it appeared from the Company’s interim financial statements that the Company was not likely to meet those targets, the competitor could use that information to attempt to hire away one or more of the Company’s executive officers, which could result in competitive harm to the Company.

In compliance with Instruction 4 to Item 402(b) of Regulation S-K, because the Company did not disclose the specific performance targets, the Company disclosed in the filing that achievement of the targeted level of performance will require significant growth in CFFO and that, consequently, management views the performance targets to be challenging.

In addition, the Company respectfully disagrees with the staff’s position that Instruction 2 to Item 402(b) requires the Company to disclose performance targets established for the current year.  Instruction 2 requires the Company to disclose items such as “the adoption or implementation of new or modified programs and policies or specific decisions that were made or steps that were taken that could affect a fair understanding of the named

Ms. Kathleen Krebs
Special Counsel
Securities and Exchange Commission
October 17, 2007

executive officer’s compensation for the last fiscal year.”  In compliance with that instruction, the Company disclosed the recent changes to the Company’s compensation program for Senior Executive Officers.  However, the Company does not believe that disclosure of the specific performance targets applicable to the 2007 bonus plan could in any way affect a fair understanding of the compensation earned by the Company’s named executive officers in 2006.

Employment Agreements with Named Executive Officers, page 21

9.
We note the various arrangements you have with the named executive officers and various scenarios described here and in the section starting on page 27 discussing termination and change-in-control payment arrangements.  In your compensation discussion and analysis, please discuss how your change-in-control arrangements fit into your overall compensation objectives and affected the decisions you made regarding other compensation elements.  Also, provide analysis explaining why you structured the terms and payout levels of these arrangements as you did.

RESPONSE:  The Company believes that the disclosure contained in the filing with respect to the compensation of its named executive officers complies in all material respects with the requirements of Item 402(b) of Regulation S-K.  The Company does not believe that the change-in-control arrangements affected the decisions made by the Committee with respect to other compensation elements in any material respect.  The change-in-control provisions were generally negotiated as part of each executive officer’s employment agreement in connection with the formation of the Company or, in the case of Mr. Sheriff, in connection with the acquisition of ARC.  The change-in-control provisions applicable to Mr. Froning were negotiated as part of Mr. Froning’s letter agreement in connection with his employment by the Company in 2005.  In addition, the Company believes that the terms of the Company’s change-in-control arrangements were established to be generally consistent with market practice in order to remain competitive.  However, the Committee did not engage in a specific analysis of these arrangements, as the Committee did not view them to be a material part of the Company’s overall compensation program.  For these reasons, the Company did not include specific analysis in the Compensation Discussion and Analysis section regarding its change-of-control arrangements.  However, to the extent that change-in-control arrangements are deemed to be a material part of the Company’s compensation program in the future, the Company intends to enhance its disclosure regarding such arrangements in future filings.

Grants of Plan-Based Awards in Fiscal 2006, page 24

10.
Please clarify whether you have minimum and maximum payouts for equity and non-equity incentive plan grants in 2006.  If you have them, reflect this information in the table.  If not, we note that you have stated 2007 performance minimum and maximum

Ms. Kathleen Krebs
Special Counsel
Securities and Exchange Commission
October 17, 2007

payments.  In your compensation discussion and analysis, explain the change in policy and the reason for any change.

RESPONSE:  With respect to Messrs. Schulte, Ohlendorf, Rijos and Young and Ms. Paskin, achievement of the threshold (i.e., minimum) level of performance under the 2006 bonus plan would have resulted in the payment of fifty percent (50%) of their target bonus amounts.  As disclosed in the filing, their target bonus amounts were payable fifty percent (50%) in cash and fifty percent (50%) in vested shares of common stock.  The 2006 bonus plan did not establish a maximum payout amount.  Although the threshold amounts should have been reflected in the “Threshold” columns of the table, the Company does not believe that omission of those amounts was a material omission, since the actual bonus payouts to each of these individuals were at the fifty percent (50%) level and were actually disclosed in footnote number 1 to the table.  The Company intends to appropriately disclose any minimum and maximum payout amounts in the table in its future filings.

There was no threshold payout amount established for Mr. Sheriff’s 2006 bonus opportunity.  As disclosed in footnote number 2 to the table, the amount set forth in the table as Mr. Sheriff’s target bonus opportunity also represented his maximum annual bonus opportunity with respect to 2006 performance under the former ARC management incentive plan.  In addition, footnote number 5 to the table accurately describes the threshold and maximum payouts under Mr. Sheriff’s 2006 equity incentive plan award.

There were no threshold or maximum payout amounts established for Mr. Froning’s 2006 bonus opportunity.

The 2007 threshold and maximum payout amounts were established as part of the Company’s new compensation principles applicable to its Senior Executive Officers.  See the response to comment seven above, which is incorporated herein by reference.

Potential Payments upon Termination or Change in Control, page 27

11.
Regarding the total termination compensation for named executive officers that left the company, such as Mr. Young and Ms. Paskin, please present in the table what they actually were or will be paid.  See Instruction 4 to Item 402(j) of Regulation S-K.  Also consider stating, in a row or column in the table, each named executive officer’s total compensation following each kind of termination event.

RESPONSE:  Although the provisions of Item 402(j) of Regulation S-K do not require the Company to disclose the required information in tabular format, for purposes of clarity, the Company chose to do so.  The Company did not include in the table information regarding the amounts payable to Mr. Young or Ms. Paskin, as each had entered into Separation Agreements with the Company prior to the end of the year.  The

Ms. Kathleen Krebs
Special Counsel
Securities and Exchange Commission
October 17, 2007

Company continues to believe that including such information in the table would not have been useful to investors. However, in the first paragraph of the narrative immediately following the table, the Company did disclose the market value of unvested shares of restricted stock held by each of those individuals at the end of the year that were subject to accelerated vesting in connection with the Separation Agreements.  A full and complete summary of the terms of each of their Separation Agreements was included elsewhere in the Company’s Compensation Discussion and Analysis, and all other elements of compensation earned by them in 2006 were appropriately disclosed in the other required compensation tables.

In future filings, the Company intends to include a row for each named executive officer stating that officer’s total compensation following each kind of termination event.

12.	Concisely state the pertinent definitions of “change of control,” “cause,” and “good reason” so that shareholders may understand when payment provisions will be triggered.

RESPONSE:  Under each of the named executive officers’ employment agreements, a “change of control” shall be deemed to have occurred if (a) any person (other than certain affiliates of Fortress Investment Group LLC) becomes the beneficial owner of securities representing fifty percent (50%) or more of the combined voting power of the Company’s outstanding securities (not including in the securities beneficially owned by such person any securities acquired directly from the Company or any of its affiliates); (b) the Company or any subsidiary merges or consolidates with any other corporation, except when the individuals who comprise the Company’s Board of Directors immediately prior to the transaction constitute at least a majority of the Board of Directors of the surviving entity (or its ultimate parent); or (c) the Company’s stockholders approve a plan of liquidation or dissolution or the Company completes the sale of all or substantially all of its assets (other than a sale to an entity, at least fifty percent (50%) of the combined voting power of the securities of which are owned by stockholders of the Company after the transaction in substantially the same proportions as their ownership of the Company prior to the transaction, or other than a sale immediately following which the individuals who comprise the Company’s Board of Directors immediately prior to the transaction constitute at least a majority of the Board of Directors of the entity to which the assets are sold (or its ultimate parent)).  In any event, a “change of control” shall not be deemed to have occurred by virtue of the consummation of any transaction (or series of integrated transactions) immediately following which the Company’s stockholders prior to the transaction(s) continue to have substantially the same proportionate ownership in any entity which owns all or substantially all of the assets of the Company immediately following such transaction(s).

Under each of the named executive officers’ employment agreements, “cause” means (a) conviction of, or guilty plea concerning, or confession of, any felony; (b) any act of dishonesty committed by the executive in connection with the Company’s business; (c)

Ms. Kathleen Krebs
Special Counsel
Securities and Exchange Commission
October 17, 2007

any material breach by the executive of the employment agreement after written notice and reasonable opportunity to cure; (d) any material breach of any reasonable and lawful rule or directive of the Company; (e) the gross or willful neglect of duties or gross misconduct by the executive; and (f) the habitual use of drugs or the habitual, excessive use of alcohol that, in the Board of Director’s good faith determination, materially interferes with the performance of the executive’s duties.

Under each of the named executive officers’ employment agreements, “good reason” means either (a) the occurrence, without the executive’s written consent, of any of the following circumstances, unless such circumstances are fully corrected by the Company within thirty (30) days following written notice by the executive that he intends to terminate his employment for one of the reasons set forth below: (i) the failure by the Company to pay to the executive any portion of his base salary or bonus within thirty (30) days of the date such compensation is due; (ii) the relocation of the executive’s principal office at the Company to a location outside a fifty (50) mile radius from the executive’s principal office location at the time of entering into the employment agreement; or (iii) the executive is assigned duties, compensation or responsibilities that are materially and significantly reduced with respect to the scope or nature of the duties, compensation and/or responsibilities associated with the executive’s position at the effective date of the employment agreement and the Company fails to remedy the situation within ten (10) days following written notice by the executive; or (b) the delivery by the Company to the executive of written notice indicating that it intends not to extend the term of the employment agreement. In any event, a termination by the executive for “good reason” shall not be deemed to have occurred by virtue of changes in the executive’s duties, benefits and responsibilities resulting upon (or shortly thereafter) the consummation of any transaction (or series of integrated transactions) immediately following which the Company’s stockholders prior to the transaction(s) continue to have substantially the same proportionate ownership in an entity which owns all or substantially all of the assets of the Company immediately following such transaction(s).

The Company intends to disclose each of these definitions in its future filings.

Please do not hesitate to contact me at (615) 221-2250 if you have any questions or further comments.

Sincerely,

/s/ T. Andrew Smith

T. Andrew Smith
Executive Vice President, General Counsel
and Secretary